Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated August 8, 2018
Supplementing the Preliminary Prospectus Supplement, dated August 8, 2018
Registration No. 333-221391-01

$700,000,000

Springleaf Finance Corporation
7.125% Senior Notes due 2026

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated August 8, 2018 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $400 million to $700 million, which represents an increase of $300 million from the amount reflected in the Preliminary Prospectus Supplement. See “Changes to the Preliminary Prospectus Supplement” below.

$700,000,000 7.125% Senior Notes due 2026

Issuer:	Springleaf Finance Corporation
Aggregate Principal Amount:	$700,000,000
Title of Securities:	7.125% Senior Notes due 2026 (the “Notes”)
Maturity Date:	March 15, 2026
Offering Price:	100.50%, plus accrued interest from May 11, 2018
Coupon:	7.125%
Yield:	7.039%
Spread:	411 basis points
Benchmark Treasury:	1.625% UST due February 15, 2026
Gross Proceeds to Issuer:	$703,500,000

Net Proceeds to Issuer After Gross Spread:	$694,750,000
Gross Spread:	1.250%
Distribution:	SEC Registered
CUSIP and ISIN Numbers:	CUSIP: 85172F AN9 ISIN: US85172FAN96
Denominations:	$2,000 and integral multiples of $1,000
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	September 15, 2018
Record Dates:	March 1 and September 1
Optional Redemption:
Other than as set forth in the next succeeding paragraph, the Notes are not subject to redemption prior to maturity, and there is no sinking fund for the Notes.

At any time and from time to time prior to the Stated Maturity of the Notes, the Issuer may redeem, at its option, all or part of the Notes upon not less than 30 nor more than 60 days prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means with respect to any note on any date of redemption, as determined by the Issuer, the excess, if any, of (a) the sum of the present values of the remaining scheduled payments of principal and interest on the note (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (b) the principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the Stated Maturity of the Notes; provided, however, that if the period from the redemption date to the Stated Maturity of such Notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
SG Americas Securities, LLC
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.

Co-Managers:	Academy Securities, Inc. JMP Securities LLC R. Seelaus & Co., Inc.
Trade Date:	August 8, 2018
Settlement Date:	August 10, 2018 (T+2)
Ratings[1]:	B1 (Moody’s) / B+ (S&P) / BB+ (Kroll)

Changes to the Preliminary Prospectus Supplement

Offering Size:	The total offering size has been increased from $400 million to $700 million, which represents an increase of $300 million from the amount reflected in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC at (866) 471-2526 or Prospectus-ny@ny.email.gs.com, or Citigroup Global Markets Inc. at (800) 831-9146.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.